Leonard Green & Partners, L.P.

11111 Santa Monica Boulevard, Suite 2000

Los Angeles, California 90025

September 6, 2006

VIA EDGAR TRANSMISSION

For Commission Use Only

Daniel F. Duchovny

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3628

Re:	PETCO Animal Supplies, Inc.

Preliminary Schedule 14A

Filed on August 11, 2006

File No. 000-23574

Schedule 13E-3

Filed on August 11, 2006

File No. 005-44229

Dear Mr. Duchovny:

In connection with the Preliminary Schedule 14A and Schedule 13E-3 referenced above (as amended from time to time, collectively, the “Filings”) filed with the Securities and Exchange Commission (the “Commission”), each of the undersigned (each, a “Filing Person”) acknowledges that:

•	such Filing Person is responsible for the adequacy and accuracy of the disclosure in the Filings;

•	staff comments or changes to disclosure in response to staff comments in the Filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the Filings; and

•	staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Daniel F. Duchovny

September 6, 2006

Please contact the undersigned at (310) 954-0444 if there are any questions regarding this matter.

Very truly yours,

ROVER HOLDINGS CORP.

By:	/s/ John Baumer
Name:	John Baumer
Title:	Vice President

ROVER ACQUISITION CORP.

By:	/s/ John Baumer
Name:	John Baumer
Title:	Vice President

GREEN EQUITY INVESTORS IV, L.P.

By:	GEI Capital IV, LLC
Its General Partner

By:	/s/ John Baumer
Name:	John Baumer
Title:	Senior Vice President

GEI CAPITAL IV, LLC

By:	/s/ John Baumer
Name:	John Baumer
Title:	Senior Vice President

JOHN G. DANHAKL

/s/ John G. Danhakl